Exhibit 99.2

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Management Discussion and Analysis

For the three and nine months ended September 30, 2021

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of November 12, 2021. All amounts are in thousands of Canadian dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Third Quarter and Subsequent Operational Highlights

●	Provided FY2022 financial guidance of revenues of at least $140 million and adjusted EBITDA of at least $10 million (refer to “Recent Developments”), with significant potential upside driven by strong North American sales momentum.
●	Announced strategic collaboration agreement with EAVX, a business unit of North American commercial automotive leader JB Poindexter, to sell Vicinity’s proprietary electric chassis for upfitting into next-generation municipal and delivery vehicles.
●	Signed a 10-year licensing agreement to serve as the exclusive North American and European distributor of the S1 and E1 product lines from Optimal-EV, a developer and manufacturer in the low-floor electric shuttle bus and electric delivery truck segments, enabling access to USD$30 million in firm orders for delivery in 2022 and LOIs with existing dealers for potential sales of USD$194 million through 2023.
●	Secured $15.5 million in new purchase orders for 38 Vicinity™ Classic Buses from leading Quebec transit operators.
●	Received LOI for 100 VMC 1200 EV Trucks from Pioneer Auto Group, a leading retail automotive dealer in British Columbia, representing $14.0 million in anticipated revenue.
●	Appointed respected commercial transportation veteran Brent Phillips as Senior Director of Sales, North America to spearhead near-term sales growth.
●	Fortified the balance sheet through a $10.3 million debt financing and a US$17.0 million underwritten public offering of common shares, supplementing Vicinity’s undrawn $20.0 million revolving credit facility and existing cash position.
●	Presented at multiple industry and investor conferences nationally including the SNN Network Summer Virtual Event, the H.C. Wainwright 23rd Annual Global Investment Conference, the LD Micro Main Event, the CALACT 2021 Autumn Conference & Expo and the APTA TRANSform Conference & Expo.

Revenue decreased 67% to $2.9 million for the three months ended September 30, 2021, as compared to $8.9 million in the three months ended September 30, 2020. The decreased revenue was primarily driven by the delivery of six buses in the quarter, including one from the Company’s lease pool, as compared to 20 buses in the third quarter of 2020 – reflecting low order intake during the first nine months of the pandemic and delivery delays related to shipping delays and the global supply chain challenges for certain parts currently experienced in the industry. Revenue grew 128% to $49.3 million for the nine months ended September 30, 2021, as compared to $21.6 million in the nine months ended September 30, 2020. The Company delivered 119 buses for the nine months ended September 30, 2021, as compared to 49 buses for the nine months ended September 30, 2020.

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Gross loss totaled $(0.7) million, or (24.1%) of revenue, in the third quarter of 2021, as compared to a gross profit of $0.6 million, or 6% of revenue, in the same year-ago quarter. Gross profit increased to $5.7 million, or 11.6% of revenue for the nine months ended September 30, 2021, as compared to gross profit of $1.2 million, or 5% of revenue for the nine months ended September 30, 2020. The margins for the three months ended September 30, 2021, were negatively affected by sales of higher than average cost buses in inventory and the sales of fewer buses compared to the prior year period. The gross profit in the nine months ended September 30, 2021, was positively affected by sales mix with 2021 deliveries generally having higher margins than those realized in 2020.

Net loss for the third quarter of 2021 was $4.8 million, or ($0.16) per share, as compared to a net loss of $1.3 million, or ($0.05) per share, in the same year-ago quarter. Net loss for the nine months ended September 30, 2021, was $3.1 million, as compared to a net loss of $3.8 million for the nine months ended September 30, 2020.

Adjusted EBITDA loss for the third quarter of 2021 was $3.5 million, as compared to an adjusted EBITDA loss of $0.7 million in the same year-ago quarter. Adjusted EBITDA loss for the nine months ended September 30, 2021 was $0.5 million, as compared to an adjusted EBITDA loss of $2.4 million for the nine months ended September 30, 2020.

Cash and cash equivalents as of September 30, 2021 totaled $5.0 million, further fortified through the addition of $10.3 million in debt financing and the proceeds from a US$17 million public offering subsequent to quarter end. Working capital as at September 30, 2021, totaled $16.4 million, as compared to $16.7 million as of December 31, 2020.

Business Overview

Corporate Update

“The third quarter of 2021 was instrumental in our foundation building for 2022, having secured exciting new lines of business – namely EV chassis sales alongside EAVX and low-floor electric shuttle bus sales through our new partner Optimal-EV,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “While revenues from our transit bus business are at times irregular and see some periods of lower deliveries as illustrated this quarter, per the financial guidance we’ve released, we are on a trajectory to realize over $140 million in revenue next year – marking what will be a record-breaking year for Vicinity by any measure. Our entry into the high demand electric truck and electric shuttle bus market is expected to fill in the gaps for periods of lower transit bus deliveries in the future.

“We made significant moves towards fortifying our balance sheet in recent months as well to support some of these exciting new growth initiatives, supplementing our $20 million line of credit with a $10.3 million debt financing and the proceeds from a US$17 million underwritten public offering.

“Our near-term sales momentum is beginning to accelerate and given the inherent delay between a customer placing a purchase order today and the revenue realized from vehicle deliveries months later, I firmly believe that we are lining ourselves up for a strong 2022. This creates the potential to notably exceed our financial guidance – helping to generate sustainable, long-term value for our shareholders,” concluded Trainer.

Recent Developments

In February of 2021, the Company announced the addition of ABC Companies, a leading provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada, as a distributor in the U.S. This partnership will allow Vicinity to continue to expand its product portfolio aggressively into the U.S. market including its EV products where ABC has a well-established sales network.

In February of 2021, the State of New Mexico selected Vicinity buses for a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

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In March of 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

In March of 2021, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. Concurrent with this, the Company completed a 3:1 share consolidation in preparation for its recently completed Nasdaq listing.

In March of 2021, the Company announced an order for 10 Vicinity Lightning™ EV buses with delivery dates that were originally expected in 2021 but have been moved to 2022 due to pandemic related supply chain disruptions experienced in the industry..

In April of 2021, the State of Washington selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In April of 2021, the Company announced a new purchase order for 15 CNG buses with a legacy customer that is a Canadian provincial public transportation provider.

In April of 2021, the Company announced a strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, expected to provide increased performance and extended range.

In April of 2021, the Company announced a new purchase order of 4 Vicinity™ buses for a total value of over $1.6 million from the County of Simcoe in Ontario, Canada.

In June of 2021, the Company announced the entry into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating, with initial deliveries expected to begin in 2022.

In June of 2021, the Company announced receiving approval for a grant of US$300 from the Economic Development Strategic Reserve Fund (SRF) to assist Vicinity in building its new assembly facility in Ferndale, Washington.

In June of 2021, the Company received an initial order for 14 Vicinity Lightning™ EV buses valued at over $6.0 million from Calgary Transit, the City of Calgary’s transit authority with the option to purchase supplemental vehicles over a five year period.

In June of 2021, the Company announced a partnership with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV bus.

In June of 2021, the Company received an order of three Clean-Diesel Vicinity™ Classic buses from Québec Private Transit Operator Le Groupe Transbus.

In July of 2021, the Company commenced trading of the Company’s common shares on the Nasdaq Capital Market under the symbol “VEV” to help elevate the Company’s public profile, expand its shareholder base, improve liquidity and enhance shareholder value.

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In July of 2021, the Company received its initial order for 10 VMC 1200 Class 3 fully electric trucks from a private operator in British Columbia valued at over $1.0 million.

In July of 2021, VMC was awarded authorization from MBTA on behalf of the largest state transit association in the U.S., the California Association for Coordinated Transportation, for consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company’s diverse portfolio through its distribution partner ABC Companies.

In August of 2021, VMC entered in an equity distribution agreement whereby the Company may, at its discretion and from-time-to-time, sell up to US$50 million of common shares using “at-the-market” distributions. Subsequent to September 30, 2021, the company issued 71,837 common shares at prices ranging from US$5.24 to US$5.42 per share for net proceeds of US$387 through this program.

In September of 2021, the Company announced the receipt of over C$15.5 million in new purchase orders from three Québec, Canada transit operators for a total of 38 Vicinity™ Classic buses. Pursuant to the terms of the supply agreements, Robert Paquette Autobus et Fils Inc. ordered 18, Transcobec (1987) Inc. ordered 11, and Autobus Yves Seguin et Fils Inc. ordered 9 Vicinity™ Classic buses, which will all be in service with Canadian public transit agency EXO. The Vicinity™ will be serving the cities of Oka, St-Joseph-du-Lac, Pointe-Calumet, Sainte-Marthe-sur-le-Lac, Doux-Montagnes, Saint-Eustache, Boisbriand, Sainte-Thérèse, Blainville, Rosemère, Bois-de-Fillions, Saint-Jérôme, and Sainte-Anne-des-Plaines. These orders are for delivery in 2022 and join the current operating fleet of 79 Vicinity™ buses in the Province of Quebec.

In September of 2021, the Company announced it has partnered with Aereus Technologies to offer its CuVerro Shield™ technology – a permanent antimicrobial treatment option for high-touch areas of Vicinity vehicles.

In October of 2021, the Corporation announced that it has entered into a strategic collaboration agreement with the JB Poindexter business unit, EAVX. This collaboration will integrate EAVX bodies with the existing Vicinity electric bus and truck motor chassis.

In October of 2021, the Company announced that it entered into a Sales and Marketing Agreement with Optimal Electric Vehicles, LLC, to distribute and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for a license fee of US$20 million. As a result, VMC is the exclusive sales and marketing agent for these product lines. VMC will share in the profits of every sale of licensed Optimal-EV products based on agreed upon calculations with amounts varying depending on the type of transaction.

In October of 2021, the Company released financial guidance for 2022 including expected revenues of at least $140 million and adjusted EBITDA (calculated as defined in “Non-GAAP Financial Measures”) of at least $10 million based on expected deliveries of over 95 Vicinity Classic buses, 75 Vicinity Lightning EV buses and chassis, 200 VMC 1200 EV trucks, and 300 Vicinity Optimal EV vehicles. Important factors that could cause actual results to differ materially from Vicinity Motor’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity Motor operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity Motor’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations or related impact on supply chain, the success of Vicinity Motor’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity Motor’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity Motor’s forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. Vicinity Motor assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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In October of 2021, VMC announced the closing of a US$17 million public offering. The Company issued 3,990,610 common shares at US$4.26 per share. In connection with the offering, the Company issued 1,995,305 warrants with an exercise price of US$5.10 per common share. The net proceeds, after considering issuance costs, were approximately US$15.5 million with the intended use of proceeds meant to fund the license fee for the Optimal-EV products.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Vicinity has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected sales to private operators were delayed as a result of the pandemic. Delays due to COVID-19 at our suppliers and a lack of available shipping containers shifted a portion of large orders originally expected to be delivered in 2020 into the first and second quarters of 2021. Sales orders from customers slowed after March of 2020 for the remainder of the year, which has affected deliveries for the last half of 2021. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19, which has affected deliveries originally scheduled for delivery in 2021. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 for future deliveries. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S has been severely limited further affecting our U.S. production. Although deliveries may be delayed, the purchase orders are firm and remaining orders are still targeted to be delivered through the remainder of 2021 and into 2022.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Vicinity took significant temporary actions to control costs where it could, particularly surrounding costs and capital investments. The Company started reductions with senior management, where salaries were reduced effective April 1, 2020 and remained in place until December of 2020. The Company also implemented strict cost containment measures throughout the organization, including minimizing all discretionary costs. Vicinity is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis. The Company now has a strong working capital position and is well positioned for future growth.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company received $0.5 million in aid during the year ended December 31, 2020 which was recognized as a decrease in salary expenses in SG&A and cost of sales.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships will position us well to navigate the current environment.”

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Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Once we are through the current COVID-19 pandemic, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

Delays due to COVID-19 have negatively affected sales and deliveries in 2020 and 2021. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. During 2020 we completed and delivered seven of our first Buy America orders and took orders for further Buy America deliveries in 2021 We expect to deliver over 130 buses during 2021 based on current production and delivery schedules, with the last half of 2021 being negatively affected by the reduced order activity experienced across the industry during the first nine months of the pandemic. Consistent with other manufacturing and transportation companies, VMC continues to experience delays from some suppliers and shipping companies due to COVID-19 and the delays in the availability of certain components which have negatively affected deliveries originally planned for 2021. Order activity for deliveries in 2022 and beyond remains strong across all Vicinity product lines, including the Vicinity Lightning™ EV, the newly announced VMC 1200 Class 3 EV trucks, and both VMC Optimal EV products. Our collaboration agreement with the JB Poindexter group, though EAVX, is also expected to create large demand for all our existing EV product lines in the near future.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued over the past few months in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which includes $12.3 billion for transit programs through 2021. The government is currently working on the successor to the FAST Act which includes significant spending for transit capital purchases. The Infrastructure Investment and Jobs Act, passed in November of 2021, includes proposals for investments to modernize existing transit systems, fund replacement of diesel transit vehicles, and invest billions into the EV market.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget proposed in April of 2021 includes $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

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The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and introduce 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways. Our first Vicinity Lightning™ EV buses will be delivered in 2022. Our Vicinity Optimal EV products and the Vicinity 1200 EV truck are available immediately to fill high volume demands for the low floor EV cutaway and electric truck markets.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2021 or 2022 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

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The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(Canadian dollars in thousands - unaudited)	$	$	$	$
Net loss	(4,796)	(1,309)	(3,147)	(3,834)
Add back
Stock based compensation	838	256	1,317	404
Interest	39	230	261	564
Foreign exchange loss (gain)	16	(99)	89	(304)
Income tax expense	29	—	29	—
Loss on disposal of property and equipment	69	—	69	—
Amortization	343	247	839	739
Adjusted EBITDA	(3,462)	(675)	(543)	(2,431)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross profit

Gross profit is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross profit expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

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Summary of Quarterly Results

The financial information reported here-in has been derived from the condensed consolidated interim financial statements prepared in accordance with IFRS applicable to the preparation of these interim financial statements, including IAS 34 “Interim Financial Reporting” and is stated in Canadian dollars.

(Canadian dollars in thousands, except earning per share -unaudited)	Q3 2021 $	Q2 2021 $	Q1 2021 $	Q4 2020 $	Q3 2020 $	Q2 2020 $	Q1 2020 $	Q4 2019 $
Revenue	2,921	19,099	27,296	4,477	8,921	8,702	3,968	5,431
Gross (loss) profit	(727)	2,142	4,329	2,187	566	497	92	698
Net (loss) income	(4,796)	(388)	2,037	(568)	(1,309)	(795)	(1,730)	(1,759)
Basic earnings (loss) per share(1)	(0.16)	(0.01)	0.07	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)
Diluted earnings (loss) per share(1)	(0.16)	(0.01)	0.06	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)

Cash and cash equivalents	4,956	10,209	1,717	1,283	1,286	441	2,960	757
Working capital	16,367	24,394	20,776	16,694	10,052	10,810	11,244	12,209
Total assets	38,812	42,369	47,726	47,036	32,709	38,686	32,645	36,904
Non-current financial liabilities	747	967	927	534	1,669	1,626	1,552	1,634

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Variability of revenues, gross profit, and net (loss) income over the past eight quarters is mainly driven by the timing of delivery of buses.

Three and Nine Months Ended September 30, 2021 Earnings Review

(Canadian dollars in thousands, except earnings per share -unaudited)	3 months ended September 30, 2021 $	3 months ended September 30, 2020 $

Revenue	2,921	8,921
Gross (loss) profit	(727)	566
Net loss	(4,796)	(1,309)
Basic and diluted earnings (loss) per share(2)	(0.16)	(0.05)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the three months ended September 30, 2021 was $2.9 million compared to $8.9 million for the three months ended September 30, 2020, representing a 67% decrease. This represented 5 deliveries versus 20 deliveries in the previous comparative period.

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Gross Profit

Gross loss for bus sales and other revenue for the three months ended September 30, 2021, was $0.7 million or (24.1%) of revenue as compared to the three months ended September 30, 2020, which had a gross profit of $0.6 million or 6%. The margins for the three months ended September 30, 2021, were negatively affected by sales of higher than average cost buses in inventory, sales of fewer buses compared to the prior year period, and a loss on disposal of $69 on the sale of a leased bus. The bus sold at a loss had previously been leased to customers and generated revenue in the years of service in excess of the actual cost to VMC.

Net Loss

Net loss for the three months ended September 30, 2021, was $4.8 million compared to a net loss of $1.3 million for the three months ended September 30, 2020. Net loss for the three months ended September 30, 2021 is a result of lower gross profits, higher stock based compensation, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount.

(Canadian dollars in thousands, except earnings per share -unaudited)	9 months ended September 30, 2021 $	9 months ended September 30, 2020 $

Revenue	49,316	21,591
Gross profit	5,743	1,155
Net loss	(3,147)	(3,834)
Basic & diluted earnings (loss) per share(2)	(0.11)	(0.15)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the nine months ended September 30, 2021 was $49.3 million compared to $21.6 million for the nine months ended September 30, 2020, representing a 128% increase. Deliveries for the nine months ended September 30, 2021 were 118 versus 49 deliveries in the previous comparative period.

Gross Profit

Gross profit for bus sales and other revenue for the nine months ended September 30, 2021 was $5.7 million or 11.6% of revenue as compared to the nine months ended September 30, 2020, which had a gross profit of $1.2 million or 5%. This represents a gross profit increase of $4.5 million when comparing the nine months ended September 30, 2021 to the prior year comparative period. The gross profit percentage for the nine months ended September 30, 2021 was positively affected by product mix and number of buses sold when compared to the prior year period.

Net Loss

Net loss for the nine months ended September 30, 2021, was $3.1 million compared to a net loss of $3.8 million for the nine months ended September 30, 2020, representing a decrease in loss of $0.7 million. This increase is mainly due to higher gross profit when comparing the nine months ended September 30, 2021 to the prior year comparative period offset by higher stock based compensation, increased marketing and legal costs related to listing on the Nasdaq exchange and marketing of new products, and an increase in overall salaries and headcount. Salaries for the nine months ended September 30, 2020 were positively affected by the temporary reduction in executive salaries and one time government subsidies of $544 related to COVID-19.

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Liquidity and Selected Cash Flow Items

(Canadian dollars in thousands - unaudited)	September 30, 2021 $	December 31, 2020 $

Cash and cash equivalents	4,956	1,283
Working capital	16,367	16,694
Total assets	38,812	47,036
Non-current financial liabilities	747	534

Vicinity had working capital of $16.4 million as at September 30, 2021 compared to working capital at December 31, 2020 of $16.7 million. Vicinity had a cash and cash equivalents balance of $4.9 million as at September 30, 2021 compared to $1.3 million as at December 31, 2020.

Cash produced from operating activities during the nine months ended September 30, 2021, was $9.6 million compared to cash produced of $0.8 million during the nine months ended September 30, 2020. The increase of $8.8 million from the previous year was due mainly to the sale of existing inventory offset by a reduction of accounts payable.

For the nine months ended September 30, 2021, financing activities included proceeds from warrant and option exercises of $8.0 million and repayments of current debt and credit facilities of $8.3 million.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion corresponding to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from its lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 4 of the financial statements).

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The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain amounts have been classified as restricted for the purposes outlined in Note 4 of the December 31, 2020 consolidated financial statements.

Commitments

Future minimum payments to manufacturers for specified production volumes as at September 30, 2021 are as follows:

$
Not later than one year	13,302
13,302

Off-Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
	$	$
Salaries and Benefits	1,553	781
Non-executive directors’ fees	12	33
Rent (1)	165	162
Share based payments	725	386
	$2,455	$1,362

1)	During the nine months ended September 30, 2021 the Company paid $0.2 million in rent to a company owned by a director (September 30, 2020: $0.2 million). $0.2 million was recognized as depreciation and interest expense on the lease (September 30, 2020: $0.2 million).

Balances with key management and other related parties are:

As at September 30, 2021, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $28 (September 30, 2020 - $53).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

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Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the consolidated financial statements for the year ended December 31, 2020.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
	$	$
Canada
Bus sales	11,508	15,963
Parts sales	2,409	2,285
Operating lease revenue	—	216
United States
Bus sales	34,264	2,689
Parts sales	184	165
Operating lease revenue	951	273
Total	49,316	21,591

During the nine months ended September 30, 2021, the Company had sales of $33.6 million and $5.4 million to two customers representing 68% and 11% of total sales, respectively. During the nine months ended September 30, 2020, the Company had sales of $13.5 million and $2.7 million to two customers representing 62% and 12% of total sales, respectively.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

34,892,918 common shares

2,407,305 warrants

1,603,323 stock options

166,000 restricted share units

130,078 deferred share units

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